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August 14, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549-0405
Attention: Mr. Jeffrey Lewis, Mr. Robert Telewicz, Mr. Ruairi Regan and Mr. James Lopez

Re:	Net Lease Office Properties
Amendment No. 1 to
Draft Registration Statement on Form 10
Submitted June 23, 2023
CIK No. 0001952976
To the addressees set forth above:
On behalf of our client, Net Lease Office Properties (the “Company”), a Maryland real estate investment trust and a wholly owned subsidiary of W. P. Carey Inc. (“WPC”), we respectfully acknowledge the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated July 24, 2023, with respect to Amendment No. 1 to the Draft Registration Statement on Form 10 (the “Registration Statement”), which was initially submitted to the Securities and Exchange Commission on a confidential basis on November 14, 2022.
We are submitting this letter via EDGAR, and the Company intends to confidentially submit an amended Registration Statement on Form 10, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comment (the “Amended Registration Statement”).
For ease of review, we have set forth below, in italics, the numbered comment in the Staff’s letter, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement and all references to page numbers in such responses are to page numbers in Exhibit 99.1 of the Amended Registration Statement.

August 14, 2023 Page 2

Revised Draft Registration Statement on Form 10
The Separation and Distribution Agreement, page 54
1.We noted only minor revisions in response to prior comment 2, therefore we reissue the comment. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as part of the Separation. Please expand your disclosure to identify and quantify the material liabilities and obligations to be allocated pursuant to your Separation and Distribution Agreement and related agreements. In addition, please revise to briefly describe these liabilities and obligations in the summary.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 58, 59 and 60 of Exhibit 99.1 of the Amended Registration Statement.
* * *
We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8050 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Best regards,

/s/ Darren J. Guttenberg
Darren J. Guttenberg
of LATHAM & WATKINS LLP

cc:	Net Lease Office Properties
John J. Park, President
ToniAnn Sanzone, Treasurer
Susan C. Hyde, Secretary

Latham & Watkins LLP
Julian Kleindorfer, Esq.
William Cernius, Esq.
Michael Haas, Esq.